Exhibit 99.3

CONSENT OF TUDOR, PICKERING, HOLT & CO. SECURITIES – CANADA, ULC

We refer to the formal valuation and fairness opinion dated October 11, 2022 (the “Formal Valuation and Fairness Opinion”) which we prepared for the Governance and Nominating Committee of the board of directors of Brookfield Business Partners Limited, the general partner of Brookfield Business Partners L.P., that is summarized and referred to in the disclosure document of Brookfield Business Partners L.P. dated December 28, 2022 (the “Disclosure Document”) in connection with the disposition by Brookfield Business Partners L.P. of its approximate 44% indirect equity interest in Westinghouse Electric Company LLC to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners L.P. and its institutional partners. We hereby consent to the incorporation by reference of any references to the Formal Valuation and Fairness Opinion and any summary or other disclosures in respect thereof contained in the Disclosure Document into the Registration Statements on Form F-3 of Brookfield Business Partners L.P. (File Nos.: 333-264630, 333-251316 and 333-258765) (collectively, the “Registration Statements”). The Formal Valuation and Fairness Opinion remain subject to the assumptions, limitations and qualifications set forth therein, reflect our views as of the date of the Formal Valuation and Fairness Opinion, and are not to be reproduced, disseminated, quoted from or referred to (in whole or in part), except in accordance with our prior written consent.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “U.S. Securities Act”), or the rules and regulations promulgated thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statements within the meaning of the term “experts” as used in the U.S. Securities Act or the rules and regulations promulgated thereunder.

/s/ Tudor, Pickering, Holt & Co. Securities – Canada, ULC
Tudor, Pickering, Holt & Co. Securities – Canada, ULC
Calgary, Alberta
December 28, 2022